December 30, 2020

U.S Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Attn: Aamira Chaudhry
Doug Jones
Donald Field
Jacqueline Kaufman

Re: Envestnet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019 Filed February 28, 2020
File No. 001-34835

Dear Staff:

Thank you for your letter dated December 18, 2020 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2019, filed by Envestnet, Inc. (the “Company”) on February 28, 2020.

We appreciate the effort that went into the Staff’s comments. We have reproduced the Staff’s comment letter below and have provided our responses following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53

Comment:

1.You deduct asset-based cost of revenues from revenues to arrive at the non-GAAP measure "adjusted net revenues." Please explain to us why it is appropriate to deduct costs from revenues to arrive at a net revenues amount. In connection with this measure, you disclose "excluding this portion of our revenue from certain analysis performed by management improves the usefulness and comparability of such analysis when evaluating the growth and profitability of the overall business, and in comparing segment performance." Please clarify for us how the revenue excluded relates to the asset-based cost of revenues adjustment in arriving at adjusted net revenues, and how usefulness and comparability are improved by this exclusion.

Response:

On the face of the Company’s Consolidated Statements of Operations, the Company presents:

a.Asset-based revenue
b.Subscription-based revenue
c.Total recurring revenues (a + b)
d.Professional services and other revenues
e.Total revenues (c + d)

In addition, as required under Rule 5-03 of Regulation S-X, in footnote 14 of the Company’s audited financial statements in its Form 10-K for the year ended December 31, 2019, the Company discloses the components of cost of revenues (Asset-based, Subscription-based and Professional services and other):

a.Asset-based
b.Subscription-based
c.Professional services and other
d.Total cost of revenues (a + b + c)

As described on page 44 of the Company’s Form 10-K for the fiscal year ended December 31, 2019, a portion of the Company’s revenues from assets under management or administration include fees charged by the Company for services provided by third parties for sub‑advisory (i.e. investment management), clearing, custody and brokerage services. The cost to the Company of these services are recorded under cost of revenues and are typically calculated based upon a contractual percentage of the market value of assets under management or administration as of the end of each fiscal quarter. The largest component of these costs is fees paid to third party investment managers (“Manager Fees”) with which the Company contracts to implement investment portfolios.

The Company believes reporting a non-GAAP financial measure that excludes from revenues the Company’s asset-based cost of revenues improves usefulness and comparability as it presents adjusted revenues without Manager Fees. Under GAAP, the Company is required to include such Manager Fees in its cost of revenues. Subscription-based cost of revenues do not have fees paid to third-party investment managers, as the subscription pricing model is used for more technology based solutions. As such, the Company believes that excluding these Manager Fees improves comparability with other technology companies (which generally do not have Manager Fees) and across the Company’s reportable segments (Manager Fees exist only in the Company’s Wealth Solutions segment) when evaluating the growth and operating results of the business. While the amounts included in the calculation of adjusted net revenues are disclosed in the footnotes to the Company’s consolidated financial statements, management believes that providing more transparency into this metric is beneficial to the Company’s current and potential investors who wish to evaluate the Company’s performance. Some investors have commented that they evaluate the Company’s revenue and relative profitability using adjusted net revenues.

Furthermore, the Company’s executive management and board of directors regularly reviews adjusted net revenues as one of the performance metrics in evaluating the business.

Finally, the Company believes that excluding asset-based cost of revenues from adjusted revenues in arriving at adjusted net revenues is not precluded by the guidance of Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations for the following reasons:

1.Asset-based cost of revenues is a GAAP amount and is separately disclosed in the footnotes to the financial statements. Adjusted net revenues uses two GAAP reported amounts (total revenues and asset-based cost of revenues) plus the effect of purchase accounting on the fair value of acquired deferred revenue to arrive at this non-GAAP financial measure. Adjusted net revenues is not derived from a fundamentally different basis of accounting or an individually tailored method of accounting.

2.The adjustment of asset-based cost of revenues to adjusted revenues does not result in the acceleration of revenue or the delayed recognition of costs.

3.The adjustment of asset-based cost of revenues to adjusted revenues does not change the method of accounting from the accrual basis of method of accounting to the cash and or modified basis of accounting.

4.The adjustment of asset-based cost of revenues to adjusted revenues does not include transactions that are also reportable in another company’s financial statements. This occurs when a company reports net revenue presentation under GAAP and changes the presentation from net presentation to gross presentation to include in gross revenues amounts received as an agent in a transaction.

5.The adjustment of asset-based cost of revenues to adjusted net revenue does not render this non-GAAP measure inconsistent with the underlying economics or ignore certain aspects of the economics.

6.The adjustment of asset-based cost of revenues to adjusted revenues does reflect a portion of total cost of revenues. However, asset-based cost of revenues is the largest component of overall cost of revenues, representing 87% of total cost of revenues for the fiscal year ended December 31, 2019.

Of the six factors listed above, only one of the factors could be considered an indicator that the exclusion of asset-based cost of revenues could result in tailored accounting as discussed in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. However, based upon an overall assessment of the factors above, the Company believes the exclusion of the effect of asset-based cost of revenues from adjusted revenues should not be considered an individually tailored recognition and measurement method.

As this is a non-GAAP measure, we also note on page 53 of the Company’s Form 10-K for the fiscal year ended December 31, 2019 that “Adjusted revenues and adjusted net revenues have limitations as financial measures, should be considered as supplemental in nature and are not meant as a substitute for revenue prepared in accordance with GAAP.”

General

Comment:

2.We note that your forum selection provision in your Fifth Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please tell us whether and to what extent this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Article V, Section 8 of the Company’s Fifth Amended and Restated Certificate of Incorporation does not apply to actions under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. In addition, in response to the Staff’s comment, the Company proposes to include under “Item 1A – Risk Factors” in future Forms 10-K substantially the following:

Our charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could increase costs to bring a claim, discourage claims or limit the ability of our stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or other employees.

Our charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, this choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us or our directors, officers and other employees. The exclusive forum provision in our charter will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the respective rules and regulations promulgated thereunder.

* * * * *

In connection with these responses, the Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing:
•staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (312) 827-3998.

Very truly yours,

/s/ Peter H. D’Arrigo
Peter H. D’Arrigo
Chief Financial Officer